SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            FORM 11-K
    [ X ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from JUNE 1, 1993 to DECEMBER 31, 1993
Commission File Number:  0-8640

              A. SYNCOR INTERNATIONAL CORPORATION
            EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                    (Full title of the plan)

               B. SYNCOR INTERNATIONAL CORPORATION
  (Name of issuer of the securities held pursuant to the plan)
       20001 PRAIRIE STREET, CHATSWORTH, CALIFORNIA 91311
           (Address of its principal executive office)
_________________________________________________________________

                      REQUIRED INFORMATION
     The following financial statements shall be furnished for the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by items 1 and 2 shall be prepared in accordance with the applicable provisions of Article
6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

     4. In lieu of the requirements of items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                           SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              SYNCOR INTERNATIONAL CORPORATION
                              EMPLOYEE SAVINGS AND STOCK
                               OWNERSHIP PLAN
                              (Name of Plan)

Date: July 14, 1994           /s/ William A. Kemmel, Jr.
      ______________          __________________________________
                              William A. Kemmel, Jr.
                              Member, Administrative Committee
                              SYNCOR INTERNATIONAL CORPORATION
                              EMPLOYEE SAVINGS AND STOCK
                               OWNERSHIP PLAN



                        INDEX OF EXHIBITS


1.   SYNCOR INTERNATIONAL CORPORATION
     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

     Financial Statements and Schedule

     December 31, 1993 and May 31, 1993 and 1992

     (With Independent Auditor' Report Thereon)